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Gustav F. Bahn	Direct Dial: 214-922-3405	E-mail: gustav.bahn@alston.com

August 5, 2011

VIA EDGAR

Ms. Sonia Barros
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
Washington, D.C. 20549

Re:	Moody National REIT I, Inc. Post-Effective Amendment No. 6 to Form S-11 File No. 333-150612

Dear Ms. Barros:

This letter sets forth the response of our client, Moody National REIT I, Inc. (“Issuer”), to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”), delivered orally on August 4, 2011, to the Issuer’s Post-Effective Amendment No. 6 to Form S-11 (“Amendment No. 6”), which was filed with the Commission on July 26, 2011. For your convenience, we have set forth below your comment followed by the relevant response thereto. We respectfully request permission to include the additional disclosure requested by the Staff’s comment in a prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Supplement”), which would be filed promptly following effectiveness of Amendment No. 6. If this is acceptable, we request the Staff to declare Amendment No. 6 effective at the earliest practicable time.

Supplement No. 5 dated July 26, 2011

Information Regarding Our Distributions, page 6

1.           Comment: We note that total cash distributions from inception through March 31, 2011 exceeded net cash provided by operating activities for the same period.  Please expand the disclosure to clarify the source of funds used to pay cash distributions.

Response:  The Issuer acknowledges the Staff’s comment and will revise such disclosure as requested by the Staff in the Supplement. The revised disclosure is set forth below, marked to show the changes to the current disclosure:

From our inception through March 31, 2011, we paid aggregate distributions of $197,447. Of the $197,447 in distributions we paid in the period from our inception through March 31, 2011, $122,425, or approximately 62%, was paid in cash, and $75,022, or approximately 38%, was paid pursuant to our distribution reinvestment plan in the form of additional shares of our common stock. From our inception through March 31, 2011, net cash provided by operating activities was $100,288 and our Funds from Operations were $(96,894).  For a discussion on how we calculate Funds from Operations and a reconciliation to net income (loss), see “Our Performance—Funds from Operations and Modified Funds from Operations.”  Distributions paid during the period from July 2010 (the month we first paid distributions) through March 31, 2011 were funded partially from cash provided by operating activities and partially from the proceeds of our continuing public offering.

The Issuer has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Issuer may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP Ms. Erin Martin, U.S. Securities and Exchange Commission